

Mail Stop 4631

March 27, 2017

Via E-mail
Mr. J. Larry Sorsby, Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street, P.O. Box 500
Red Bank, NJ 07701

> **Re:**   **Hovnanian Enterprises, Inc.**
> **Form 10-K for the year ended October 31, 2016**
> **Filed December 20, 2016**
> **Form 10-Q for the period ended January 31, 2017**
> **Filed March 8, 2017**
> **Form 8-K filed on March 8, 2017**
> **File No. 1-8551**

Dear Mr. Sorsby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2016

Critical Accounting Policies, page27
Deferred Income Taxes, page 30

1.   Discuss the significant estimates and assumptions used in your analysis of your deferred taxes and how you determined the amount of the valuation allowance to record. Your discussion should address the following points:

- If the realization of your deferred tax asset is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported;

- Ensure you quantify and discuss the material positive and negative evidence you considered, along with how it was weighed, in determining that it is more likely than not that a portion of your deferred tax assets will be realized;

- If significant objective negative evidence indicates uncertainty regarding realization of your deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset. Specifically address the impact of (i) the decrease in backlog year over year, (ii) your decision to exit certain markets, (iii) the negative rating actions regarding your debt, and (iv) your inability to refinance $260 million of bonds and the resulting impact of shifting your focus from growth and temporarily reducing your land acquisitions on your analysis;

- Disclose the minimum amount of taxable income you will be required to generate to realize your deferred tax asset and the time period during which you will be required to generate it; and

- Clarify if your assessment of the realizability of your deferred tax assets is based on your ability to implement tax planning strategies. To the extent that it is, please provide investors with a description of the tax planning strategies that you are able to implement to realize these deferred tax assets.

Refer to the guidance in ASC 740-10-30-16 through 30-25, Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Capital Resources and Liquidity, page 29
Debt Transactions, page 31

2.   Please disclose your actual consolidated fixed charge coverage ratio.

Result of Operations, page 40

Homebuilding, page 40

3.   Your total housing revenues include unconsolidated joint venture results. Inclusion of your proportionate economic ownership in revenues creates a non-GAAP measure that does not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please advise or revise your disclosures accordingly.

4.   We note your presentation of Gross Margin, before costs of sales interest expense and land charges on pages 44 and 45. This appears to be a non-GAAP measure that must fully comply with Item 10 of Regulation S-K. Please ensure that you also provide a discussion of your GAAP gross margin results.

Homebuilding Results by Segment, page 48

5.   You indicate that you sell a variety of homes type in various communities, each yielding a different gross margin. You also indicate that the change in average sales price for each of your segments results from the mix of communities delivering homes. Please revise future disclosures to explain this mix to allow a reader to better understand the underlying reasons for revenue changes from period to period.

Notes to the Consolidated Financial Statements

Note 10. Operating and Reporting Segments, page 89

6.   You indicate that corporate and unallocated primarily represents operations at your headquarters and interest income and interest expense resulting from interest incurred that cannot be capitalized, as well as the gains or losses on extinguishment of debt from any debt repurchases or exchanges. Please expand your reconciliation of total homebuilding income (loss) before income taxes to consolidated income (loss) before income taxes to separately quantify and describe the nature of each significant reconciling item. Refer to ASC 280-10-50-31.

Financial information relating to the Company's segment operations, page 90
Interest expense, page 91

7.   With reference to your tabular presentation of interest costs incurred on page 77, please explain the nature of the interest costs that were allocated to your homebuilding segments, but apparently not reflected in cost of goods sold. In this regard, explain the apparent allocation of a portion of the $90,967 other interest to your homebuilding segments.

11. Income Taxes, page 92

8.   You concluded that it was more likely than not that a substantial amount of your deferred tax assets would be utilized. However, in light of the fact that your valuation allowance was 62% and 64% of your deferred tax assets as of 2015 and 2016, it appears that this characterization may not be appropriate. Please revise your disclosures accordingly.

9.   Please also quantify, by meaningful time period, when your state NOLs expire. In this regard, we note they expire between 2017 and 2036.

10.   We note the reconciliation of the effective tax rate to the statutory federal rate on page 93. You indicate on page 77 that the permanent differences in 2016 related to stock compensation. In light of the significant change in this reconciling item from period to period, please more fully explain these reconciling amounts in light of the stock compensation recognized in each period. Also, explain why an adjustment is necessary to reflect the impact of a federal specified liability loss refund of taxes paid in fiscal year 2002.

Form 10-Q for the quarterly period ended January 31, 2018

Condensed Consolidated Statements of Cash Flows, page 6

11.   In accordance with ASC 230-10-45-4, the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position as of those dates. As such, it appears you should separately show the amount of cash and cash equivalents related to Financial Services in your Condensed Consolidated Balance Sheets.

Form 8-K filed on March 8, 2017

12.   Based on your disclosure that management believes that EBITDA is used by analysts, investors and others to measure your financial performance and your ability to service your debt obligations, it appears that EBITDA is used, in part, as a liquidity measure. If so, please provide a reconciliation of EBITDA to cash from operating activities or revise your disclosures accordingly. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Exhibit 99.1

13.   We note under "Results for the three month period ended January 31, 2017" you disclose homebuilding gross margin percentage, before interest expense and land charges included in cost of sales without disclosing gross margin as calculated under GAAP. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, please ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We also refer you to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please also insure the operational information presented in the other bullets such as net contracts per active selling community and actively selling communities a consolidated basis first.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and Construction